SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    ---------

                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       LION bioscience Aktiengesellschaft
             (Exact Name of Registrant as Specified in its Charter)

                           Federal Republic of Germany
                 (Jurisdiction of Incorporation or Organization)

                           Im Neuenheimer Feld 515-517
                               D-69120 Heidelberg
                                     Germany
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                     -----           ------

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes       No   X
                                    ------   -------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


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DESCRIPTION OF THE TRANSACTION
------------------------------

         On January 30, 2002, LION bioscience Aktiengeselleschaft (the "Company" or "LION") completed the acquisition of all of the equity of NetGenics, Inc.("NetGenics") pursuant to an Agreement and Plan of Merger entered into between the Company and NetGenics on January 14, 2002 (the "Merger Agreement"). The Company issued an aggregate of 1,116,175 of its American Depositary Shares ("ADSs") in the acquisition, with each ADS representing one LION ordinary share. Of these ADSs, 103,098 are being held in escrow for a period of one year from the closing of the acquisition, and the remaining 1,013,077 are subject to a lock-up restriction for a 180-day period following the closing of the acquisition.

         Pursuant to the acquisition, NetGenics became a wholly-owned subsidiary of LION, and the holders of NetGenics preferred stock received LION ADSs. The holders of NetGenics' common stock did not receive any consideration in the acquisition, and their shares of NetGenics common stock have been cancelled.

DESCRIPTION OF NETGENICS BUSINESS
---------------------------------

         NetGenics is a leading provider of bioinformatics solutions. NetGenics has developed and markets data and application integration solutions for the life sciences industry under the name DiscoveryCenter(TM). This solution consists of a suite of software components, databases and consulting services to address the biological and chemical data and application integration needs of life science companies. DiscoveryCenter(TM) provides an integrated view of chemical and biological information held in both internal and external data repositories.

         NetGenics was established in 1996. Its principal executive offices are located in Cleveland, Ohio, and it had offices in Oxford, UK; Boston, MA; Columbus, OH; and San Diego, CA.

         NetGenics' operations will be integrated with LION's, and LION will now be able to deliver IT solutions based on a modular IT platform combining Netgenics' DiscoveryCenter(TM) technology and LION's leading SRS data integration technology to companies in the life science industry. This novel offering will be further complemented by IBM's DiscoveryLink(TM), the integration technology of IBM, which has historically been an independent partner with both companies.

ACCOUNTING FOR THE TRANSACTION AND FINANCIAL STATEMENTS
-------------------------------------------------------

         The acquisition of NetGenics will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations (SFAS 141). Under SFAS 141, purchase price allocations are made to the assets acquired and the liabilities assumed based on their respective fair values. The excess of the acquisition cost over the net tangible assets acquired was determined as follows:


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           LION ADSs                            $ 17,591,000  (euro) 20,379,000

           Transaction costs                    $  1,450,000  (euro)  1,682,000
                                             ---------------- ------------------

           Total acquisition costs              $ 19,041,000  (euro) 22,061,000


           Fair Value of
           Net Tangible Assets Acquired         $ (1,435,000) (euro)(1,662,000)
                                             ---------------- ------------------


  Excess of Purchase
  Price over Net Tangible Assets Acquired       $ 20,476,000  (euro) 23,723,000
                                             ---------------- ------------------


         The LION shares issued in connection with the acquisition of NetGenics were valued based on the average market price of LION's shares on the Frankfurt Stock Exchange two days before and two days after January 15, 2002, the date the terms of the acquisition were announced. This resulted in an average price per share of $15.76 ((euro) 18.26).

         The excess of the purchase price over the fair value of the net tangible assets acquired of $20.5 million has been reflected in the Company's consolidated balance sheet at March 31, 2002 based on a purchase price allocation performed by the Company. The allocation of the purchase price to assets acquired and liabilities assumed is based upon appraisals, valuations, evaluations and other analyses of the fair value of assets acquired and liabilities assumed.

         The excess of purchase price over the net tangible assets acquired has been allocated as follows:


     Software and Technology                     $2,300,000   (euro)   2,665,000

     Customer relationships                       $ 600,000   (euro)     695,000
     In-process R&D                               $ 600,000   (euro)     695,000
     Goodwill                                   $16,976,000   (euro)  19,668,000

                                               ---------------------------------
                      Total                     $20,476,000   (euro)  23,723,000
                                               =================================

         The intangible assets will be amortized over their useful lives as follows: software and technology - two years; customer relations - two years. In-process research and development will be charged to expense immediately.

         Audited financial statements of NetGenics as of December 31, 2000 and 2001 and for the years then ended, and the unaudited pro forma consolidated statement of operations for the year ended March 31, 2002 are attached as exhibits to this report and incorporated herein.

         The attached unaudited pro forma consolidated statement of operations for the year ended March 31, 2002 gives effect to the acquisition of NetGenics, as if it had occurred on April 1, 2001. The pro forma adjustments are described


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

in the accompanying notes to the unaudited pro forma consolidated statement of operations and are based upon available information and upon assumptions that we considered reasonable. The unaudited pro forma consolidated statement of operations does not include adjustment for nonrecurring charges or any adjustments for synergies that may result from the acquisition and the integration of NetGenics into LION.

         The unaudited pro forma consolidated statement of operations is derived from LION's historical consolidated financial statements and the historical consolidated financial statements of NetGenics.

         LION has provided the unaudited pro forma consolidated statement of operations for informational purposes only and you should not consider the information indicative of actual results that LION would have achieved had the merger been completed on the date or for the periods indicated. LION does not claim that the unaudited pro forma consolidated statement of operations indicates the results of operations as of any future date or for any future period. The unaudited pro forma consolidated statement of operations should be read with the historical financial statements of NetGenics and the related notes, all of which are attached as exhibits to this report.

LIST OF EXHIBITS
----------------

               Exhibit No.                 Description

                  99.1 Consolidated Financial Statements of NetGenics, Inc. and Subsidiaries
                  99.2 Unaudited Pro Forma Consolidated Statement of of Operations of LION bioscience AG



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    LION bioscience Aktiengesellschaft



                                      By: /s/ Friedrich von Bohlen und Halbach
                                          --------------------------------------
                                      Name: Dr. Friedrich von Bohlen und Halbach
                                      Title: Chief Executive Officer




Dated:  June 18, 2002


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